Exhibit 99.1

Grindrod Shipping Holdings Ltd.

(Incorporated in Singapore)

(Registration number: 201731497H)

Primary listing on the NASDAQ Global Select Market

Secondary listing on the JSE Main Board

NASDAQ Share code: GRIN and SEC CIK Number: CIK0001725293

JSE Share code: GSH and ISIN: SG9999019087

("GRIN" or “the Company")

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on May 29, 2019

A shareholder entitled to attend and vote at the meeting is entitled to appoint a proxy to attend and to vote in his or her stead. A proxy need not be a shareholder.

This notice is distributed to holders of record recorded in the register of members of the company as at April 26, 2019 and beneficial holders recorded in the records of the relevant securities depository on April 18, 2019. If you have disposed of your shares in the Company subsequent to these dates, as appropriate, you are requested to pass this notice on to the person to whom or the agent through whom you disposed your shares.

NOTICE IS HEREBY GIVEN that an ANNUAL GENERAL MEETING of the shareholders of the Company will be held on May 29, 2019 at 18:00 Singapore Standard Time (12:00 South Africa Standard Time, 06:00 United States EST) at 200 Cantonment Road, # 03-01 Southpoint, Singapore 089763 (the “AGM”), for the purpose of considering and, if thought fit, passing, with or without modifications, the following resolutions:

AS ROUTINE BUSINESS

Resolution No. 1 – Singapore Statutory Financial Statements

RESOLVED THAT, the Directors’ Statement, the Auditors’ Report and the Audited Financial Statements of the Company for the financial year ended December 31, 2018 be received and adopted.

Resolution No. 2 – Appointment of Director

RESOLVED THAT, on the recommendation of the Compensation and Nomination Committee and endorsement of the Board of Directors:

Mr Cato Brahde, who retires pursuant to Regulation 101 of the Constitution of the Company, and who being eligible, has offered himself for re-election, be and is hereby re-appointed as Director of the Company.

Resolution No. 3 – Appointment of Director

RESOLVED THAT, on the recommendation of the Compensation and Nomination Committee and endorsement of the Board of Directors:

Mr Quah Ban Huat, who retires pursuant to Regulation 101 of the Constitution of the Company, and who being eligible, has offered himself for re-election, be and is hereby re-appointed as Director of the Company.

Resolution No. 4 – Appointment of Director

RESOLVED THAT, on the recommendation of the Compensation and Nomination Committee and endorsement of the Board of Directors:

Mr John Herholdt, who retires pursuant to Regulation 101 of the Constitution of the Company, and who being eligible, has offered himself for re-election, be and is hereby re-appointed as Director of the Company.

Resolution No. 5 – Appointment of Director

RESOLVED THAT, on the recommendation of the Compensation and Nomination Committee and endorsement of the Board of Directors:

Mr Petrus (Pieter) Uys, who retires pursuant to Regulation 101 of the Constitution of the Company, and who being eligible, has offered himself for re-election, be and is hereby re-appointed as Director of the Company.

Resolution No. 6 – Appointment of Director

RESOLVED THAT, on the recommendation of the Compensation and Nomination Committee and endorsement of the Board of Directors:

Mr Michael Hankinson, who retires pursuant to Regulation 101 of the Constitution of the Company, and who being eligible, has offered himself for re-election, be and is hereby re-appointed as Director of the Company.

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Resolution No. 7 – Increase in total Non-executive Directors’ remuneration for the financial year ended December 31, 2018

RESOLVED THAT, an increase in the Directors’ remuneration in aggregate for Non-executive Directors paid by the Company for the year ended December 31, 2018, from US$330,000 to US$405,000 be and is hereby ratified, and any payment of Non-executive Directors’ remuneration for the year ended December 31, 2018 up to an aggregate of US$405,000 by the Company prior to the approval hereof be and is hereby confirmed, ratified and adopted in all respects as if such payment had been presented for approval, and approved prior to such payment.

Resolution No. 8 – Non-executive Directors’ remuneration for the financial year ending December 31, 2019

RESOLVED THAT, Directors’ remuneration of up to US$565,000 in aggregate for Non-executive Directors payable by the Company for the year ending December 31, 2019 be approved.

Resolution No. 9 – Re-appointment and remuneration of auditors

RESOLVED THAT, upon the recommendation of the Audit and Risk Committee, Deloitte & Touche LLP be re-appointed as the auditors of the Company and that the Directors be empowered to fix the auditors’ remuneration in their absolute discretion.

AS SPECIAL BUSINESS

Resolution No. 10 – Authority to issue and allot shares

RESOLVED THAT pursuant to the provisions of the Singapore Companies Act, Cap. 50, but subject otherwise to the provisions of our Constitution,

(a)	authority be and is hereby given to our Directors:

(i)	to allot and issue ordinary shares of the Company (“shares”) whether by way of rights, bonus or otherwise; and/or

(ii)	to make or grant offers, agreements or options (collectively, “Instruments”) that might or would require shares to be allotted and issued, whether after the expiration of this authority or otherwise (including but not limited to the creation and issuance of warrants, debentures or other instruments convertible into shares) at any time to and/or with such persons and upon such terms and conditions and for such purposes as our Directors may in their absolute discretion deem fit, and with such rights or restrictions as are permitted by our Constitution that Directors may think fit to impose; and

(b)	notwithstanding that the authority conferred by part (a) of this resolution may have ceased to be in force, authority be and is hereby given to our Directors to allot and issue shares in pursuance of any offer, agreement or option made or granted by our Directors while part (a) of this resolution was in force, provided that:

(i)	the aggregate number of shares (including shares to be issued in pursuance of the Instruments, made or granted pursuant to this resolution) to be issued pursuant to this resolution shall not exceed the number of issued ordinary shares of (i) up to 25% of the number of ordinary shares outstanding as at the date of this resolution, to potentially purchase, directly or indirectly, the vessels owned by our IVS Bulk Pte. Ltd. joint venture, or similar vessels in the market if those vessels are not available for purchase by the Company from IVS Bulk Pte. Ltd., and (ii) up to 20% of the number of ordinary shares outstanding as at the date of this resolution to purchase directly or indirectly other vessels and/or to raise cash for general corporate purposes (together comprising the “New Issue Prescribed Limit”). For the avoidance of doubt, the New Issue Prescribed Limit shall include ordinary shares to be issued as satisfaction of the consideration (whether in full or in part) for the purchase of any such vessels or for cash to satisfy the above objective(s), the proceeds of which shall be used to purchase any such vessels; and

(ii)	such authority shall continue in force until the earliest of (i) the conclusion of the next annual general meeting of the Company, (ii) the date by which the next annual general meeting is required by law to be held, or (iii) the point at which the maximum number of shares permitted as per the New Issue Prescribed Limit has been reached.

Resolution No. 11 – Authority to allot and issue shares under the 2018 Forfeitable Share Plan

RESOLVED THAT pursuant to the provisions of the Singapore Companies Act, Cap. 50, but subject otherwise to the provisions of our Constitution, the Directors be and are hereby authorised and empowered to:

(a)	offer and grant awards of ordinary shares in the capital of the Company (“Awards”) in accordance with the provisions of the Grindrod Shipping Holdings Ltd. 2018 Forfeitable Share Plan and to allot and issue from time to time such shares as may be required to be delivered pursuant to the vesting of the Awards under the 2018 Forfeitable Share Plan and that such authority shall continue in force until the earliest of (i) the conclusion of the next annual general meeting of the Company, (ii) the expiration of the period within which our next annual general meeting is required by law to be held, or (iii) the point at which the maximum number of Awards permitted to be made in terms of the 2018 Forfeitable Share Plan as per the FSP Prescribed Limit, as defined below, has been reached; and

(b)	notwithstanding that the authority conferred by part (a) of this resolution may have ceased to be in force, allot and issue shares as may be required to be delivered in pursuance of any Award made or granted by our Directors while the authority conferred by part (a) of this resolution was in force, provided that the aggregate number of shares at any one time which may be granted in an Award together with all existing Awards that have not yet vested under the 2018 Forfeitable Share Plan, shall not exceed 5% of the number of ordinary shares in issue (excluding treasury shares), as determined in reference to the day preceding the Award (the “FSP Prescribed Limit”).

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Resolution No. 12 – Proposed Renewal of the Share Repurchase Mandate

RESOLVED THAT:

(a)	for the purposes of Sections 76C and 76E of the Singapore Companies Act, Cap. 50, the exercise by our Directors of all of our powers to purchase or otherwise acquire issued ordinary shares in the capital of the Company (“ordinary shares”) not exceeding in aggregate the Share Repurchase Prescribed Limit (as hereafter defined), at such price or prices as may be determined by our Directors from time to time up to the Maximum Price (as hereafter defined), by way of market purchases on the NASDAQ Global Select Market and/or the Johannesburg Stock Exchange and in compliance with the requirements of Rule 10b-18 under the U.S. Securities and Exchange Act of 1934, as amended (the “Exchange Act”), and under Rule 10b5-1 under the Exchange Act (if a plan is established thereunder), and, in all cases, in accordance with all laws and the regulations and rules of the NASDAQ Global Select Market or the Johannesburg Stock Exchange as may be applicable, be and is hereby authorized and approved generally and unconditionally (the “Share Repurchase Mandate”);

(b)	any ordinary share purchased or acquired by us pursuant to the mandate contained in paragraph (a) above shall, at the discretion of the Directors, either be cancelled or held in treasury and dealt with in accordance with the Singapore Companies Act, Cap. 50;

(c)	unless varied or revoked by our shareholders in a general meeting, the authority conferred on our Directors pursuant to the mandate contained in paragraph (a) above may be exercised by our Directors at any time and from time to time during the period commencing from the date of the passing of this resolution and expiring on the earliest of:

(i)	the date on which the next annual general meeting of the Company is held;

(ii)	the date by which the next annual general meeting of the Company is required by law to be held;

(iii)	the date on which the share purchases pursuant to the Share Repurchase Mandate are carried out to the full extent mandated; or

(iv)	the date on which the authority pursuant to the Share Repurchase Mandate contained in paragraph (a) above is varied or revoked;

(d)	in this Resolution:

“Share Repurchase Prescribed Limit” means the number of issued ordinary shares representing 10% of the total number of issued ordinary shares outstanding as of the date of the passing of this Resolution (excluding any ordinary shares which are held as treasury shares as at that date), unless the Company has effected a reduction of the share capital of the Company in accordance with the applicable provisions of the Singapore Companies Act, Cap. 50, at any time during the Relevant Period, in which event the total number of ordinary shares of the Company shall be taken to be the total number of ordinary shares of the Company as altered;

“Relevant Period” means the period commencing from the date of passing of this Resolution and expiring on the date our next annual general meeting is held or is required by law to be held, whichever is the earlier;

“Maximum Price” means an amount (excluding related brokerage, commission, applicable goods and services tax, stamp duties, clearance fees and other related expenses) which may be paid for an ordinary share purchased or acquired by us pursuant to the mandate contained in paragraph (a) above, not exceeding, in the case of a market purchase of an ordinary share, the highest independent bid or the last independent transaction price, whichever is higher, of our ordinary shares quoted or reported on the NASDAQ Global Select Market or the securities exchange operated by JSE Limited (the “JSE”), as the case may be, or shall not exceed any volume weighted average price, or other price determined under any pricing mechanism, in compliance with the requirements under Rule 10b-18 under the Exchange Act, at the time the purchase is effected; and

(e)	our Directors and each of them be and are hereby authorised to do all acts and things (including, without limitation, executing all such documents as may be required, including all filings required to be made pursuant to the requirements of the Exchange Act) as they or each of them deem desirable, necessary or expedient to give effect to the transactions contemplated and/or authorized by this resolution as they or each of them may in their or each of their absolute discretion deem fit in the interests of the Company.

NOTES REGARDING THE PROPOSED RESOLUTIONS

(i)	Ordinary Resolution 1 covers the Singapore Statutory Financial Statements which were prepared in conformity with the provisions of the Singapore Companies Act, Cap. 50 (the “Singapore Companies Act”) and will be made available to our shareholders on our website at http://www.grinshipping.com/Content/FinancialResults prior to the date of the AGM, as required under Singapore law.

(ii)	Ordinary Resolutions 2 to 6 cover the Directors who are required to retire at the first annual general meeting of the Company pursuant to Regulation 101 of the Constitution. As at the date of this notice the Board is not aware of any nominee who is unable or will decline to serve as a Director. Set forth below are the names of, and certain other information concerning the Directors who will be standing for re-election as Directors at the AGM.

Mr Cato Brahde, Age 64, has served as member of our board of Directors since November 2, 2017, and was appointed as Chairman on November 28, 2017. Mr Brahde was a Director of Grindrod Limited from 2013 to 2016. He currently acts as Chief Investment Officer for Tufton Oceanic’s equity investment funds. He joined Tufton Oceanic in 1989 where he was responsible for private and public shipping equity investments, among which he managed a fleet of 30 standby support vessels for the offshore oil and gas industry in the North Sea. Mr. Brahde previously worked as a naval architect and project manager with Brown and Root, a subsidiary of US oil services group Halliburton, from 1978 to 1989. During 1977 and 1978 he served in the Royal Norwegian Navy. Mr. Brahde qualified as a naval architect at the University of Newcastle upon Tyne, gained a Master of Science in Business Administration degree from Boston University and holds a diploma in Company Direction.

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Mr Quah Ban Huat, Age 52, has served as a member of our board of Directors since November 2, 2017 and is the Chairman of the Audit and Risk Committee. He is a principal advisor at KPMG Corporate Finance and a senior advisor to the Chairman of Sunjoy Group. Mr. Quah specializes in mergers & acquisitions, structuring and financing. In addition, he is also a Director of AP Oil International Limited, Samudera Shipping Line Ltd, Deutsche Boerse Asia Holding Pte. Ltd., Eurex Clearing Asia Pte. Ltd., Eurex Exchange Asia Pte. Ltd. and Primeur Holdings Pte. Ltd. and its subsidiary. Prior to that, Mr. Quah served as a Director on the boards of mDR Ltd from 2014 to 2017 and Croesus Asset Management Pte. Ltd., trustee manager of Croesus Retail Trust from 2012 to 2017. Prior to this, he has held various key finance positions including Regional Business Area Controller at Deutsche Bank for its Asia Pacific Money Markets and Treasury operations, Group Finance Director at the IMC Group, Chief Financial Officer at City Gas Pte. Ltd. and Rickmers Trust Management Pte. Ltd., trustee manager of Rickmers Maritime Trust. Mr. Quah qualified as an accountant with the Institute of Chartered Accountants of England and Wales and the Association of Certified Chartered Accountants. He completed his articles with Benjamin Taylor & Co and was a manager at the banking division of Coopers and Lybrand prior to joining Deutsche Bank in London.

Mr John Herholdt, Age 70, has served as a member of our board of Directors since November 6, 2017 and is the Chairman of the Compensation and Nomination Committee. Between 2012 and 2015, Mr Herholdt consulted the Maitland Group. From 1987 to 2012 Mr Herholdt served as a London based senior partner of the Maitland Group with offices in Europe, South Africa and North America. He also served as a Director on the boards of several of its subsidiaries. The London office of Shepstone and Wylie was established by Mr Herholdt in 1985 and in 1987 merged the Shepstone and Wylie operation with that of Maitlands, then the offshore arm of the South African law firm Webber Wentzel. He remained associated with Shepstone and Wylie until 2012. In 1984, Mr Herholdt joined the South African law firm Shepstone and Wylie as a senior partner in the maritime department, acting primarily for vessel owners and P&I Clubs. In 1979, Mr Herholdt was appointed a Director of Leo Raphaely and Sons, an international commodity trading firm. From 1972 to 1979, Mr Herholdt was a partner of the law firm Goodrickes and specialised in maritime and commodities law. His responsibilities included all maritime and commodity issues, as well as, legal, commercial, and tax matters. Mr Herholdt obtained his Bachelor of Arts in Law Degree in 1969 and his Bachelor of Laws degree in 1971, and was admitted as an attorney of the Supreme Court of South Africa in 1972.

Mr Petrus Johannes (Pieter) Uys, Age 56, served as a member of our board of Directors since June 20, 2018. Mr. Uys has been a Director of Grindrod Limited’s board of Directors since August 2013. Mr. Uys is currently a Director of Mediclinic, Dark Fibre Africa, Seacom, Parent, Grindrod Bank and Kagiso Tiso Holdings. Since 2013, Mr. Uys has served as an investment executive for Remgro. From 2008 to 2012 Mr. Uys was Chief Executive Officer of the Vodacom Group. Prior to that, Mr. Uys served as Managing Director of Vodacom South Africa since 2001, and as Vodacom Group Chief Operating Officer since 2004. From 1993 to 2001, Mr. Uys was an employee at Vodacom as a member of the initial engineering team. Mr. Uys holds a Bachelor of Science degree in Engineering, a Masters in Engineering degree from the University of Stellenbosch and a Master of Business Administration degree from the Stellenbosch Business School.

Mr Michael Hankinson, Age 69, has served as a member of our board of Directors since June 20, 2018. Mr. Hankinson has served as a Director of Grindrod Limited since 2009, as its Non-Executive Chairman from 2014 to 2017, its Executive Chairman from August 2017 to November 2018 at which time he once again became its Non-Executive Chairman. Mr. Hankinson has also been the non-executive Chairman of The Spar Group Limited since 2004. In 1997, Mr. Hankinson was appointed its Chief Executive at Dunlop Limited, a tire and rubber manufacturer listed on the Johannesburg Stock Exchange, and held this position until 2006. In 1976, Mr. Hankinson joined Romatex Limited as Financial Manager and in 1994 was appointed as Chief Executive Officer. Mr. Hankinson has also held numerous non-executive positions on various boards related to the textile, tyre and sugar industries as well at Transnet Limited. Mr. Hankinson qualified as a Chartered Accountant (South Africa) in 1976 after completing his articles at Deloitte and Touche.

If Mr Michael Hankinson is re-elected, Mr Andrew Waller will remain as an Alternate Director to Mr Michael Hankinson. Set forth below is information concerning Mr Andrew Waller.

Mr Andrew Waller, Age 56, has served as an Alternate Director for Michael Hankinson since June 20, 2018. In 2011, Mr. Waller was appointed as Group Financial Director and on September 1, 2018 appointed to his current role as Group CEO of Grindrod Limited. Mr. Waller is currently a Director of various local and international subsidiaries. Mr. Waller’s experience includes acquisitions and disposals across Grindrod Limited’s divisions and across geographies. Mr. Waller qualified as a Chartered Accountant (South Africa) in 1987 and completed his articles at Deloitte and Touche, which included training in Pietermaritzburg and 3 years in Aberdeen and Edinburgh. From 1995 to 2011, Mr. Waller was appointed audit partner in Pietermaritzburg, senior partner in KwaZulu Natal and lead client service partner of the firm’s largest clients in South Africa.

(iii)	Ordinary Resolution 7 will allow the Company to pay the increase in the total Directors’ Fees to Non-executive Directors as services are rendered by Directors for the financial year ended December 31, 2018. An individual Non-executive Director’s emoluments is based on his respective appointment to the board and respective Committee membership which remains unchanged as per the Annual Fee Schedule for the Non-executive Directors. At an extraordinary general meeting of the Company held on February 8, 2018, the Non-executive Directors’ remuneration was approved at US$330,000 for financial year ended December 31, 2018 for the Non-executive Directors at that time, Messrs. Cato Brahde, John Herholdt and Quah Ban Huat. This amount was based on an annual fee schedule of (i) total all-inclusive Chairman’s fee at US$150,000; (ii) Director’s fee at US$65,000; (iii) Committee Chairman’s fee at US$20,000; and (iv) Committee member’s fee at US$10,000 (the “Annual Fee Schedule”). On June 20, 2018, two additional Directors, Messrs. Michael Hankinson and Pieter Uys, were appointed and this resulted in a change of the total Directors’ remuneration payable for the financial year ended December 31, 2018 to US$405,000 following the annual fee schedule.

(iv)	Ordinary Resolution 8 will allow the Company to pay Director’s Fees to Non-executive Directors (on a quarterly basis in arrears) for services rendered by Non-executive Directors for the financial year ending December 31, 2019.

(v)	Ordinary Resolution 9 on the re-appointment of independent auditors, Deloitte & Touche LLP has served as our statutory Auditor for the financial year ended December 31, 2018. The Audit and Risk Committee has approved and recommended to our Board the re-appointment of Deloitte & Touche LLP as our statutory Auditor for the financial year ending December 31, 2019 and to perform

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other appropriate services. As a result, our Board has approved, subject to shareholders’ approval, the re-appointment of Deloitte & Touche LLP and, pursuant to Section 205(16) of the Singapore Companies Act, is requesting that the shareholders authorise the Directors to fix the Auditor’s remuneration for services rendered through the 2019 AGM. Per our Constitution, resolutions 1 to 9 are routine business to be transacted at the annual general meeting.

(vi)	Ordinary Resolution 10 is to authorise our Directors to issue ordinary shares and make or grant offers, agreements or options that might or would require the issuance of ordinary shares. If this resolution is approved, the authorisation would be effective from the date of the AGM until the earliest of (i) the conclusion of the 2019 AGM, (ii) the expiration of the period within which the 2019 AGM is required by law to be held or (iii) the point at which the maximum number of shares permitted as per the New Issue Prescribed Limit has been reached. The 2019 AGM is required to be held no later than six months after the date of our 2019 financial year end.

(vii)	Ordinary Resolution 11 is to authorise the Directors to offer and grant awards, and allot and issue ordinary shares, in accordance with the provisions of the 2018 Forfeitable Share Plan. The Company intends to continue to rely upon equity as a component of compensation to retain key personnel.

(viii)	Ordinary Resolution 12 is required to allow the Company to purchase or otherwise acquire its issued shares, on the terms and conditions set out in the Resolution. Our shareholders have approved the Share Repurchase Mandate at the extraordinary general meeting of shareholders held on September 6, 2018. Accordingly, we are submitting this proposal to seek approval from our shareholders at the AGM for a renewal of the Share Repurchase Mandate.

If approved by shareholders, the authority conferred by the Share Repurchase Mandate will, unless varied or revoked by shareholders at a general meeting, continue in force until the earliest of the date of the next annual general meeting of the Company, the date by which the next annual general meeting of the Company is required by law to be held or the date on which the share purchases are carried out to the full extent mandated. Notwithstanding the approval of the shareholders of renewal of the Share Repurchase Mandate at the forthcoming AGM, the prior approval of shareholders by way of an ordinary resolution will be required for each annual renewal of the Share Repurchase Mandate. It is expected that authority for share repurchases will be sought in the future on an annual basis at the annual general meetings of the Company. Whilst the Singapore Companies Act allows a maximum of 20% of the ordinary shares in issue at the time of the passing of a resolution of the shareholders of the Company in respect of a share purchase mandate (excluding any ordinary shares which are held as treasury shares as at that date) to be purchased, the Directors of the Company propose that the authority is provided to purchase up to 10%. The Company intends to use internal resources or external borrowings or a combination of both to finance the purchase or acquisition of its shares.

Purchases or acquisitions of ordinary shares may be made by way of market purchases on the NASDAQ Global Select Market and/or the JSE through the ready market through one or more duly licensed brokers or dealers appointed by the Company for the purpose in compliance with the requirements of Rule 10b-18 under the Exchange Act, and under Rule 10b5-1 under the Exchange Act (if a plan is established thereunder).

An ordinary share purchased or acquired by the Company is deemed cancelled immediately on purchase or acquisition (and all rights and privileges attached to such ordinary share will expire on such cancellation) unless such ordinary share is held by the Company as a treasury share. At the time of each purchase of ordinary shares by the Company, the Directors will decide whether the ordinary shares purchased will be cancelled or kept as treasury shares, or partly cancelled and partly kept as treasury shares, depending on the needs of the Company and as the Directors deem fit in the interest of the Company at that time.

FINANCIAL INFORMATION RELATING TO THE SHARE REPURCHASE MANDATE

The source of funds to be used for the purchase of ordinary shares is existing cash and funding sources and/or new debt facilities that the Company may enter into in the future. Only funds legally available for purchasing ordinary shares in accordance with the Company’s constitution and the applicable laws of Singapore will be used for the purchase of ordinary shares.

The Singapore Companies Act permits the purchase or acquisition of ordinary shares out of capital and/or profits so long as the Company is solvent. Such a payment shall include any expenses (including brokerage or commission) incurred directly in the purchase or acquisition of ordinary shares. For this purpose, a company is solvent if (a) there is no ground on which the company could be found to be unable to pay its debts; (b) if it is not intended to commence winding up of the company, the company will be able to pay its debts as they fall due during the period of 12 months immediately after the date of the payment; and (c) the value of the company’s assets is not less than the value of its liabilities (including contingent liabilities) and will not after the proposed purchase or acquisition, become less than the value of its liabilities (including contingent liabilities).

The amount of financing required and the financial effects on the Company and the group (including the Company’s subsidiaries) arising from purchases or acquisitions of ordinary shares which may be made pursuant to the Share Repurchase Mandate will depend on, inter alia, the aggregate number of ordinary shares purchased or acquired, the price paid for such ordinary shares, whether the purchase or acquisition was made out of profits and/or capital and whether the ordinary shares purchased or acquired are held in treasury or cancelled.

Assuming a market price of US$5.52 per ordinary share (which is the closing price of the ordinary shares on the NASDAQ Global Select Market as at April 22, 2019, the last practicable date prior to the date of issue of this Notice), the total share purchase consideration for 10% of the Company’s ordinary shares in issue as at the date of issue of the Notice, being 1,906,383 shares, would be US$10,523,234, before transaction costs.

Implementing a share purchase on these terms on December 31, 2018 (assuming that 19,063,833 ordinary shares of the Company had been in issue immediately prior to the share purchase, the authority for the purchase by the Company of its ordinary shares had been in force on December 31, 2018 and that the purchased shares were cancelled immediately thereafter) would have had the effect, amongst other effects, of reducing the Company’s total equity from US$292,503,000 to US$281,979,766 as of such date. The determination of the foregoing estimated financial effect has been derived from the Company’s statement of financial position as at December 31, 2018, included in the Company’s consolidated and combined financial statements included as part of this Notice. The information does not

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represent the actual financial position or results of operations of or the financial effects on the Company as at and for the dates indicated, and is being furnished solely for illustrative purposes. Furthermore, the information does not purport to project the Company’s results of operations or financial position for any future period or as of any future date, or that any shares purchased will be cancelled.

TAKE-OVER IMPLICATIONS

If, as a result of any purchase or acquisition by the Company of its shares, a shareholder’s proportionate interest in the voting capital of the Company increases, such increase will be treated as an acquisition for the purposes of Rule 14 of the Singapore Code on Take-overs and Mergers (the “Singapore Code”). If such increase results in a change of effective control, or, as a result of such increase, a shareholder or group of shareholders acting in concert obtains or consolidates effective control of the Company, such shareholder or group of shareholders acting in concert could become obliged to make a take-over offer for the Company under Rule 14.

The circumstances under which shareholders of the Company (including Directors of the Company) and persons acting in concert with them respectively will incur an obligation to make a take-over offer under Rule 14 after a purchase or acquisition of shares by the Company are set out in Appendix 2 of the Singapore Code. In general terms, the effect of Rule 14 and Appendix 2 is that, unless exempted, Directors of the Company and persons acting in concert with them will incur an obligation to make a take-over offer for the Company under Rule 14 if, as a result of the Company purchasing or acquiring its shares, the voting rights of such Directors and their concert parties would increase to 30% or more, or if the voting rights of such Directors and their concert parties fall between 30% and 50% of the Company’s voting rights, the voting rights of such Directors and their concert parties would increase by more than 1% in any period of 6 months.

The Directors of the Company are not aware of any fact(s) or factor(s) which suggest or imply that any particular person(s) and/or shareholder(s) are, or may be regarded as, parties acting in concert such that their respective interests in voting shares in the capital of the Company should or ought to be consolidated, and consequences under the Singapore Code would ensue, as a result of a purchase of shares by the Company pursuant to the Share Repurchase Mandate. The statements in this Notice do not purport to be a comprehensive or exhaustive description of all implications that may arise under the Singapore Code. Shareholders are advised to consult their professional advisers, the Securities Industry Council or other relevant authorities at the earliest opportunity as to whether an obligation to make a take-over offer would arise by reason of any purchase or acquisition of shares by the Company.

INFORMATION ON THE DISTRIBUTION OF THIS NOTICE, AND VOTING AT AND ATTENDING THE AGM

For purposes of this notice (including the Form of Proxy and Voting Instruction) the following definitions are used.

Beneficial Shareholders: are persons holding their interests in the Company’s shares as, or through, a participant in the Depository Trust Company, or DTC, in book entry form at a broker, dealer, securities depository or other intermediary and who are reflected in the books of such intermediary; also commonly referred to in the United States as “street name holders”.

Shareholder of Record: a person or entity whose name is reflected in the Company’s register of members, and who is not necessarily a Beneficial Shareholder.

South African Shareholders: are Beneficial Shareholders whose interests are reflected on the South African administrative depository register. In general terms, this reflects the shareholders who trade on the JSE.

International Shareholders: are Beneficial Shareholders, other than South African Shareholders.

Quorum

The quorum required to transact business at the AGM is representation (in person or by representation by another person or by a voting instruction) of at least 15% of the total number of issued and fully paid shares (excluding treasury shares) in the capital of the Company for the time being. Shares represented at the meeting for which an abstention from voting has been recorded are counted towards the quorum.

Basis of voting

Votes shall be taken on a poll with one vote for each share. In respect of both the routine business and the special business, in order for a resolution to be passed more than 50% of the eligible votes cast on the resolution must be in favour of the resolution. Whilst shares for which an abstention from voting has been recorded are counted toward the quorum of the meeting, the calculation of the percentage of votes cast in favour of the resolution disregards abstained votes. A person entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way.

Identification of shareholders and their representatives

Before any person may attend or participate in the AGM, the Chairman of the AGM must be reasonably satisfied that the right of the person to participate and vote at the AGM, either in person or by way of representative, has been reasonably verified.

How to attend the meeting and cast your vote

Under Singapore law, all and only Shareholders of Record registered in the register of members immediately prior to the commencement of the AGM are eligible to participate and vote at the AGM. Under the arrangements entered into to facilitate the listing of the ordinary shares, Cede & Co (as nominee of DTC) is, at the date of this notice, the sole Shareholder of Record. Cede & Co is entitled to appoint any number of persons (who may further nominate other persons) to attend and vote at the AGM. Accordingly it is necessary for Beneficial Shareholders to provide the necessary voting instructions to exercise their votes and/or to obtain the necessary authorisations (such as a letter of representation or legal proxy) to attend the AGM.

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Please follow the procedure set out below that is appropriate to your intentions.

1	- If you are a Beneficial Shareholder who wishes to attend the meeting in person or have another person attend the meeting on your behalf

If you are a Beneficial Shareholder who wishes to attend the meeting in person or have another person attend the meeting on your behalf, you are required to obtain a legal proxy or letter of representation and have it at the AGM. You should contact your broker, dealer, securities depository or other intermediary through which your shares are held to request the necessary legal proxy or letter of representation. It is not necessary that you, as the Beneficial Shareholder, be the person that attends the meeting. You are able to nominate another person to attend the meeting on your behalf and you should make this known to your broker, dealer, securities depository or other intermediary when requesting your legal proxy or letter of representation. Your broker, dealer, securities depository or other intermediary will advise you of the documentation they require in order to provide a legal proxy or letter of representation.

You will need to have requested and obtained your legal proxy or letter of representation by May 24, 2019 at 18:00 United States EST. You should be aware that it will take some time for your broker, dealer, securities depository or other intermediary to process your request for a legal proxy or letter of representation and you will need to make the necessary arrangements allowing sufficient time for this.

2	- If you are a Beneficial Shareholder who wishes to exercise your vote without attending the meeting in person and without having another person attend the meeting on your behalf

You can cast your vote without attending the AGM by completing the attached “Form of Proxy and Voting Instruction” in accordance with the instructions it contains. The duly completed form should be submitted by South African Shareholders to your broker, dealer, securities depository or other intermediary and by International Shareholders to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717 by May 24, 2019 at 18:00 United States EST. Refer to the “Form of Proxy and Voting Instruction” for further instructions.

Information for brokers, dealers, other intermediaries, and securities depositories

The cut-off time for acceptance of the completed “Form of Proxy and Voting Instruction” and the appointment of legal proxies and the issue of letters of representation is May 24, 2019 at 18:00 United States EST and 18:00 South Africa Standard Time. The maximum number of votes for which voting instructions, letters of representation and legal proxies may be issued by a DTC Participant will be determined by its total share position as at 18:00 United States EST on May 24, 2019.

PERSONAL DATA

By attending the AGM and/or any adjournment thereof or submitting an instrument appointing a proxy/proxies and/or representative(s) to attend, speak and vote at the AGM and/or any adjournment thereof, a shareholder of the Company (i) consents to the collection, use and disclosure of the shareholder’s personal data by the Company (or its agents) for the purpose of the processing and administration by the Company (or its agents) of proxies and representatives appointed for the AGM (including any adjournment thereof) and the preparation and compilation of the attendance lists, minutes and other documents relating to the AGM (including any adjournment thereof), and in order for the Company (or its agents) to comply with any applicable laws, listing rules, regulations and/or guidelines (collectively, the “Purposes”), (ii) warrants that where the shareholder discloses the personal data of the shareholder’s proxy/proxies and/or representative(s) to the Company (or its agents), the shareholder has obtained the prior consent of proxy/proxies and/or representative(s) for the collection, use and disclosure by the Company (or its agents) of the personal data of such proxy/proxies and/or representative(s) for the Purposes, and (iii) agrees that the shareholder will indemnify the Company in respect of any penalties, liabilities, claims, demands, losses and damages as a result of the shareholder’s breach of warranty.

FORWARD-LOOKING STATEMENTS

This notice contains forward-looking statements concerning future events. These forward looking statements, including, among others, the proposed sources of funds for the share purchase and the illustrative impact of the Share Repurchase Mandate, are necessarily estimates and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors. Words such as “may,” “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by the Company at the time these statements were made. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the Company’s control. Actual results may differ materially from those expressed or implied by such forward looking statements.

Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include the factors set out in the Company’s filings with the SEC. The Company undertakes no obligation to update publicly or release any revisions to these forward looking statements to reflect events or circumstances after the date of this notice or to reflect the occurrence of unanticipated events.

BY ORDER OF THE BOARD

Grindrod Shipping Holdings Ltd.

(Company Registration No. 201731497H)

Mr SW Griffiths, Chief Financial Officer and Executive Director

April 26, 2019

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CORPORATE INFORMATION

Registered Office

Grindrod Shipping Holdings Ltd.
(Registration number: 201731497H)
200 Cantonment Road,

#03-01 Southpoint,

Singapore 089763

Place of incorporation: Singapore

Date of incorporation: November 2, 2017

Website: www.grinshipping.com

Transfer Agent

Continental Stock Transfer & Trust Company

1 State Street, 30th Floor,

New York NY 10004-1561,

USA Tel: +1 (212) 509 4000

Fax: +1 (212) 509 5152

Email: cstmail@continentalstock.com

United States Proxy Agent

Broadridge

51 Mercedes Way

Edgewood, New York NY 11717, USA

Tel: +1 (631) 254 7067

Company Secretary

Sharon Ting

200 Cantonment Road,

#03-01 Southpoint,

Singapore 089763

Email: SharonT@grindrodshipping.com

Corporate Sponsor

Grindrod Bank

4th Floor, Grindrod Tower,

8A Protea Place, Sandton, 2196

Tel: +27 (11) 459 1890

Email: AnnerieB@grindrodbank.co.za

South African Administrative Depository Agent

Computershare Investor Services (Pty) Ltd

Postal: PO Box 61051, Marshalltown,

2107 South Africa

Physical: Rosebank Towers,

15 Biermann Avenue,

Rosebank 2196,

South Africa

Tel: +27 (11) 370 5000

Fax: +27 (11) 688 5238

Email: proxy@computershare.co.za

Central Securities Depository South Africa

Strate (Pty) Ltd.

1st Floor, 9 Fricker Road,

Illovo Boulevard,

Illovo Sandton, 2196

Email: CorporateActions@strate.co.za

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Grindrod Shipping Holdings Ltd.

(Incorporated in Singapore)

(Registration number: 201731497H)

NASDAQ Share code: GRIN and SEC CIK Number:

CIK0001725293 JSE Share code: GSH and ISIN: SG9999019087

("GRIN" or “the Company")

FORM OF PROXY AND VOTING INSTRUCTION

For use at the annual general meeting to be held at 18:00 Singapore Standard Time (12:00 South Africa Standard Time, 06:00 United States EST) at 200 Cantonment Road, # 03-01 Southpoint, Singapore 089763 on Wednesday, May 29, 2019, and/or each adjournment thereof (the “AGM”).

Beneficial Shareholders who wish to attend the meeting must ensure that you contact your broker/dealer to obtain a Letter of Representation to vote at the meeting. Alternatively, Beneficial Shareholders who do not wish to attend the meeting but wish to vote, must complete and return this form of proxy and voting instruction in accordance with the instructions contained herein.

This form must be completed and delivered:

1-	by International Shareholders to Vote Processing, c/o BROADRIDGE at 51 Mercedes Way, Edgewood, NY 11717, by 18:00 United States EST on Friday, May 24, 2019 and

2-	by South African Shareholders to your broker, dealer, securities depository or other intermediary through which your interests are held, by 18:00 South Africa Standard Time on Friday, May 24, 2019.

By submitting this form, you accept and agree to the personal data privacy terms set out in the notice of AGM to which this form is attached.

If you do not indicate how your votes are to be dealt with you will be deemed to have abstained from voting.

Please refer to the notes and instructions overleaf regarding completion of this form.

Beneficial Shareholder details

I/We (Please print full names)	of (address)

______________________________________________________________________________________________

Identity number ________________________________________________________

telephone number ____________________________ cell phone number _______________________________

e-mail address _________________________________________________________,

are the Beneficial Shareholders of _____________________________ [see note 1] ordinary shares in the Company.

IF YOU WISH YOUR SHARES TO BE VOTED WITHOUT ATTENDANCE AT THE AGM, COMPLETE THE FOLLOWING SECTION AND SIGN AT THE BOTTOM OF THIS FORM

Voting instruction: I/We wish to vote our shares as follows [see note 2]:

No.	Ordinary Resolutions	For	Against	Abstain
1.	To receive and adopt the Directors’ Statement and Audited Financial Statements for the financial year ended December 31, 2018 and the Auditor’s Report thereon.
2.	To re-appoint Mr Cato Brahde who retires pursuant to Regulation 101 of the Constitution.
3.	To re-appoint Mr Quah Ban Huat who retires pursuant to Regulation 101 of the Constitution.
4.	To re-appoint Mr John Herholdt who retires pursuant to Regulation 101 of the Constitution.
5.	To re-appoint Mr Petrus (Pieter) Uys who retires pursuant to Regulation 101 of the Constitution.
6.	To re-appoint Mr Michael Hankinson who retires pursuant to Regulation 101 of the Constitution.
7.	To ratify increase in total Non-Executive Directors’ remuneration for financial year ended December 31, 2018 from US$330,000 to US$405,000
8.	To approve total Non-Executive Directors’ remuneration of up to US$565,000 for the financial year ending December 31, 2019.
9.	To appoint Auditors and to authorise the Audit and Risk Committee to fix their remuneration.
SPECIAL BUSINESS
10.	Authority to issue and allot ordinary shares.
11.	Authority to issue new shares under the 2018 Forfeitable Share Plan.
12.	Renewal of the Share Repurchase Mandate.

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NOTE:

IF YOU WISH TO ATTEND THE MEETING YOURSELF OR WISH TO APPOINT ANOTHER PARTY AS A LEGAL PROXY TO ATTEND THE MEETING ON YOUR BEHALF, PLEASE CONTACT YOUR BROKER TO OBTAIN A LETTER OF REPRESENTATION. YOU MAY APPOINT THE CHAIRMAN OF THE AGM AS YOUR LEGAL PROXY. PLEASE ADVISE YOUR BROKER SHOULD YOU WISH TO DO SO.

Signed at ______________________________on ________________________2019

Signature of Shareholder(s) or Common Seal [see notes 4 and 5] ____________________________________

And, only in the case of a minor, assisted by [see note 6]

Name in full	Signature

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NOTES TO THE FORM OF PROXY AND VOTING INSTRUCTION FORM

1.	Please insert the relevant number of those shares beneficially owned by you that is to be represented in this form of proxy and voting instruction. You are not obliged to vote all your shares or to vote all your shares in the same manner.

2.	If you wish to split your votes across the voting options or to cast your votes in respect of a lesser number of shares than you own in the Company insert the relevant number of shares in respect of which you wish to vote in the relevant space. A shareholder is not obliged to use all the votes exercisable by the shareholder, but the total of the votes cast and in respect of which abstention is recorded may not exceed the total of the votes exercisable by the shareholder.

3.	Any deletions, alterations or corrections made to this form must be initialled by the shareholder.

4.	In the case of joint shareholders, all holders must sign this form.

5.	This form must be executed by the Beneficial Shareholder or his attorney, or if such Beneficial Shareholder is a corporation, under its common seal or under the hand of its officer or attorney, duly authorised in writing. Where this form is executed by an attorney, the power of attorney or a duly certified copy thereof must be lodged with this form (failing previous registration with the Company, the Transfer Agent or the South African Administrative Depository Agent or waiver of this requirement by the Chairman of the AGM), failing which this form may be treated as invalid and disregarded.

6.	A minor must be assisted by his/her parent or guardian unless the relevant documents establishing his/her legal capacity are produced or have been previously registered with the Company, the Transfer Agent or the South African Administrative Depository Agent or unless this requirement is waived by the Chairman of the AGM.

7.	The Chairman of the AGM may accept any voting instruction submitted other than in accordance with these notes if he is satisfied as to the manner in which the shareholder wishes to vote.

8.	Any form that is incomplete, improperly completed or illegible or where the true intentions of the person executing the form are not ascertainable may be rejected.

9.	This form must be completed and delivered:

(i)	by International Shareholders to Vote Processing, c/o BROADRIDGE at 51 Mercedes Way, Edgewood, NY 11717, by 18:00 United States EST on Friday, May 24, 2019 and

(ii)	by South African Shareholders to your broker, dealer, securities depository or other intermediary through which your interests are held by 18:00 South Africa Standard Time on Friday, May 24, 2019.

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